EXHIBIT 11

           EXECUTONE INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
           STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                             Three Months Ended
                                                  March 31,
                                          1996                 1995

NET INCOME (LOSS)                    $ (5,358,000)        $    120,000

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING            51,853,000           45,947,000

COMMON STOCK EQUIVALENT SHARES
  ASSUMED TO BE ISSUED FOR DILUTIVE
  STOCK OPTIONS AND WARRANTS                  ---            2,891,000

TOTAL WEIGHTED AVERAGE COMMON
  AND COMMON EQUIVALENT SHARES
  OUTSTANDING                          51,853,000           48,838,000


EARNINGS (LOSS) PER COMMON SHARE     $      (0.10)        $       0.00





















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